NXT ENERGY SOLUTIONS INC.

Management's Discussion and Analysis

As at and for the three and nine month
periods ended September 30, 2012

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at November 27, 2012 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011.  This MD&A is for the unaudited 3 month ("Q3-12") and 9 month year-to-date ("2012 YTD") periods ended September 30, 2012, with comparative 2011 totals for the 3 month ("Q3-11") and 9 month year-to-date ("2011 YTD") periods ended September 30, 2011.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or US dollars ("US $").

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements".  These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "intends", "estimates", "scheduled" or words of a similar nature.

Forward-looking statements used in this MD&A relate primarily to:
●
estimates of the amount and expected timing of revenue and costs related to existing SFD® survey contracts that are planned to be conducted and completed in 2012 and early 2013 in Mexico, Belize and South Asia.  As at the current date, the awarded contract for South Asia had a potential future revenue value (before applicable foreign withholding taxes) of approximately US $2.7 million.

●
the material factors and assumptions which affect this forward-looking information include assumptions that NXT will have the personnel, equipment and required local permits to conduct the contracts as intended in 2012 and beyond, and that the as yet unperformed survey contracts will not be cancelled or subject to any additional material delays.

● potential future growth opportunities in new international markets, such as Brazil and Mexico.
●
potential financing related activities, including the potential future exercise of outstanding warrants that were issued in March and May 2012, and their related potential effect on liquidity and capital resources.

● the Company's ability to continue as a going concern.
● estimated future costs related to asset retirement obligations.
● limitations in disclosure controls, procedures, and internal controls over financial reporting.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").  This MD&A includes references to terms such as net working capital, which does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses this non-GAAP measure  to improve its ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and derivative instruments.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

Description of the Business

NXT is a Calgary based public company that provides a unique survey service to the oil and natural gas exploration industry.  NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravity field from an airborne platform.  SFD® data gathered is analyzed and can be used to find variations in sub-surface geological stress patterns - indicators of potential reservoir and trap formations.  NXT's aerial surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects. Our goal is to aid our clients in reducing their overall time, cost, and risk in their exploration programs.  Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore.  SFD® and NXT® in Canada and the U.S. are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is very attractive for use as an early stage exploration tool in frontier and under-developed areas - as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America and Africa.

Overall Performance - Business Overview

In 2012 NXT has made significant positive developments in such areas as:
●	building industry awareness of the value of our proprietary SFD® technology, in order to continue to move beyond the early-stage technology phase towards wider spread industry acceptance
●	expanding the number, $ size, and profitability of our survey contracts
●	shortening the time frame from initial client interest through subsequent SFD® survey execution and delivery
●	enhancing our intellectual property (“IP”) through new R&D, and at the same time building protection of the IP through patent process initiatives
●
and of course improving our working capital position, by way of a US $3.2 million private placement equity financing which closed in early 2012, and by executing new survey contracts which generate cash flow.

As the exploration cycle, from initial survey activity to eventual drilling can be quite long, a challenge with client prospects has always been "what have been the results seen on past SFD® surveys?".  With the passage of time, industry activity on prior SFD® surveys that were flown in Colombia is now starting to prove out, and an ongoing "look-back" analysis is being compiled from this data.

Our focus on Colombia and South and Central America remains unchanged - our growing position in the Colombia and Mexico markets will hopefully be the catalyst for new sales expansion in South and Central America.  A key expansion objective for 2012 was to make new in-roads into the very large exploration markets in Mexico and Brazil – we are now close to finalizing delivery of a sizeable survey conducted in Mexico, and progress is being made in Brazil.  We will also continue to pursue longer-term survey opportunities in vast frontier areas like the Arctic.  NXT plans to continue to broaden the profile of SFD® within our target markets through the generation and dissemination of SFD® case studies, which are an effective tool to showcase SFD® capabilities and to educate the industry about the value of our service.

In 2011, NXT signed certain contracts to conduct  SFD® surveys in international markets, an indication of growing customer awareness of the SFD® technology.  Timing of finalization of the contracts was such that commencement of the largest two projects (Colombia and Argentina) did not occur until the Q4-2011 period, and final completion of the contracts occurred in Q1-12 (Colombia) and Q2-12 (Argentina).  The 2011 fiscal year reflected only US $150,000 of revenues from a project conducted in Q2-2011.   A summary of the current status of NXT's awarded survey contracts is as follows:

	Contract		Revenue
	completion,		recognized to
	or estimated	Contract	September 30,
(amounts in US $ millions)	completion	value	2012

Colombia - 4 contracts commenced in Q4-2011, completed in Q1-2012	Q1-2012	2.9	2.9
Argentina - survey operations commenced in February, 2012	Q2-2012	1.6	1.6
Guatemala - survey operations commenced in April, 2012	Q2-2012	0.7	0.7
Mexico - survey operations commenced in August, 2012	Q4-2012	5.8	-
Belize - survey operations commenced in September, 2012	Q4-2012	0.1	-
		11.1	5.2
South Asia project - contract awarded, not yet commenced	Q1-2013	2.7	-
Colombia - last of the 6 blocks covered under a May 2011 Letter of Intent	unknown	1.0	-
		14.8	5.2

All revenue totals noted are before applicable foreign withholding taxes.  Large value contracts normally have periodic progress billings occur at each of the mobilization, SFD data acquisition, and report delivery phases.  Accounts receivable of $3.0 million at September 30, 2012 is primarily re contract progress billings for the Mexico project, which have been collected to date.  The final progress billing issued on contracts is generally due within 30 days after delivery of NXT's final report on data interpretation and the related prospect recommendations to the client.

Additional information on these survey projects is as follows:

●
Colombia - in Q2-11, NXT  announced a letter of intent ("LOI") with a major Canadian public exploration and production company to conduct a US $4.6 million SFD® survey on 6 separate exploration blocks in Colombia and Guatemala.   This LOI represented a major validation of the SFD® technology, in the form of a significant repeat customer order.  SFD® data acquisition operations were completed on 4 survey blocks in Colombia in Q4-2011, with final interpretation of the data, and delivery of the reports on findings and recommendations to the client, completed in mid January 2012.  The related revenue of US $2.9 million was recognized in NXT's Q1-2012 period.  Survey operations on the fifth block, in Guatemala, are discussed below.  The LOI also contemplates the last of the six surveys being conducted on another Colombia block, but terms of this survey (expected value of US $1 million) have not yet been finalized.  Execution of a survey on this sixth block will be planned in conjunction with other new survey opportunities which may arise in the Colombia area in 2013.

●
Argentina - a US $1.65 million survey contract was executed in September 2011, and mobilization from Colombia occurred in mid December.  We were pleased to gain a foothold in Argentina, which has an attractive profile of large frontier exploration areas suited to conduction of early stage SFD® exploration surveys.  While the actual survey flying time was very efficient (9 days total),  the  overall project took much longer than expected to start and complete, due to numerous regulatory delays in the aircraft importation and permitting process.  In addition, our survey aircraft required repairs following completion of the survey and prior to departure from Argentina, which again was subject to ongoing regulatory delays.  Data acquisition was completed in March 2012, and the data interpretation and the related delivery of the SFD report and recommendations to the client was completed in June 2012 (the Q2-12 period).

●
Guatemala - this US $0.7 million survey was conducted in early April 2012, following the Argentina survey, and interpretation and recommendations on the data acquired was delivered to the client in June 2012.

●
Mexico - NXT made numerous technical presentations to PEMEX (Petroleos Mexicanos, the National Oil Company of Mexico) in early 2012 and in the Q3-12 period secured their intent to conduct a large scale, initial SFD survey.  This contract, which had an initial value of US $4.8 million, covered a large area with diverse geological settings, including some offshore flight lines.  Prior to the NXT survey crew departing Mexico, PEMEX decided to expand the scope of the project by an additional US $1.0 million, for a total value of US $5.8 million.

This contract was a significant milestone for NXT, as it represents our largest single SFD® survey project to date.  Data acquisition operations were completed in September, and initial findings were able to be presented to the client on an ongoing basis.  NXT plans to present its final findings and recommendations report in Mexico by November 30, 2012.  This will be a significant accomplishment - the completion of a very large scale survey project in under 4 months, which emphasizes one of the values of SFD® as an exploration tool.

●
Belize - prior to departing from Mexico, NXT also successfully negotiated and conducted a small survey for a private company with a prospect in Belize.  The project has an initial cash payment of US $25,000 with additional consideration of up to US $425,000 (US $50,000 cash and US $375,000 in share consideration) receivable upon the clients' successful completion of certain future events.  NXT's recommendations report on this project is planned to be delivered in Q4-12.

●
South Asia - in early 2011, NXT finalized a US $2.7 million survey contract to be conducted in South Asia.  This project unfortunately encountered ongoing flight permitting delays, as multiple government agencies have a role in the permitting process.  NXT, in conjunction with our local agent, advanced the project in 2011, and the client and key government decision makers provided support for our SFD® survey.  The permitting process was pending approval of the flight areas by one of the government agencies, following which a No Objections Certificate ("NOC") was issued by the relevant parties in June, 2012.

NXT expects that it will be able to complete plans to mobilize to this project in December 2012.  There is, however, always some political uncertainty in this region of the world, which could cause further delays in executing this project.

Near-term Outlook for 2012 and beyond

NXT plans to continue to increase brand awareness, be more active in publishing technical papers, and increase recognition of SFD® at international trade shows and seminars.  Our focus will be on National Oil Companies ("NOCs"), small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A  lucrative potential longer term new market is the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).  Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Mexico, Colombia, Brazil, Peru, Ecuador, and Bolivia.  Longer term prospects will also be pursued in the frontier areas of Africa, Asia, and in the Arctic (particularly where Canadian and American E&P companies are operating).

As NXT pursues these markets, our strategy is to identify and retain high quality local sales representatives with the key knowledge of the area, the clients and the exploration sector of the oil & gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  In 2012, we have been successful in securing new sales reps for Mexico, Bolivia, Colombia, Brazil, India, Kuwait, Nigeria, and Costa Rica.  All independent international sales representatives are required to adhere to NXT's code of conduct and business ethics.

Near term contract and revenue opportunities for 2013 include prospective clients in South Asia, Brazil, Latin America, and potentially, follow-on surveys for PEMEX in Mexico.
Some of our objectives to allow additional growth include the eventual opening of a Houston office, expanding our SFD® equipment capacity, adding to our core group of Interpretation staff and our ability to provide integration of SFD® with geology/geophysics.  Initiatives to protect our Intellectual Property (patenting and new R&D initiatives) are in process, which should also serve to allow us to expand on industry awareness and acceptance of SFD® technology.  In early 2012, NXT engaged Patton Boggs LLP, a leader in Intellectual Property protection headquartered in the USA, to assist with designing and implementing NXT’s IP strategy.  This process resulted in filing the first of a number of expected applicable patent applications in Q1-12.

Results of Operations

The nature of NXT's business is such that operating results are not readily comparable on a quarter to quarter, or year over year basis.  This is because revenues are derived from periodic large value survey projects, which can be conducted in a relatively short time frame, but can have a large effect on any single period in which they occur.  Also, NXT applies the completed contract method of revenue recognition, such that revenue and costs are deferred and recognized in the quarter in which the survey project is formally completed.

Survey activity for any project will often span two fiscal quarters.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison to each respective prior quarter) follows.  The extent of the loss each quarter is mainly due to the timing and the number of survey contracts that are underway, and variances in such non-cash items as Stock Based Compensation Expense ("SBCE"), which can occasionally be a significant expense in any given quarter.  In addition, in Q3-12, NXT commenced to recognize significant adjustments to the fair value of "derivative instruments", which include US$ share purchase warrants.

	Q3-12 Sep 30, 2012	Q2-12 June 30, 2012	Q1-12 Mar 31, 2012	Q4-11 Dec 31, 2011
Survey revenue	$-	$2,394,863	$2,815,320	$-
Net income (loss)	(1,393,183)	30,660	337,928	(1,072,560)
Basic and diluted earnings (loss) per share	(0.03)	-	0.01	(0.03)

	Q3-11 Sep 30, 2011	Q2-11 Jun 30, 2011	Q1-11 Mar 31, 2011	Q4-10 Dec 31, 2010
Survey revenue	$-	$144,650	$-	$-
Net loss	(1,026,814)	(692,510)	(792,717)	(1,276,693)
Basic and diluted loss per share	(0.03)	(0.02)	(0.02)	(0.04)

Q3-12 to Q2-12 comparison - NXT had survey revenue of $nil ($2,394,863 in Q2-12), SBCE of $78,000 ($61,000 in Q2-12) and survey costs of $nil ($1,205,654 in Q2-12).  In addition, a non-cash expense of $158,000 was recognized in relation to adjusting the fair value of derivative instruments.  As no contract revenue was recognized in the Q3-12 period, a net loss of $1,393,183 arose, as compared to a profit of $30,660 for Q2-12.

Q2-12 to Q1-12 comparison - NXT had survey revenue of $2,394,863 ($2,815,320 in Q1-12), SBCE of $61,000 ($67,000 in Q1-12) and survey costs of $1,205,654 ($1,174,393 in Q1-12).  With the completion of the Argentina and Guatemala surveys in Q2-12, NXT recognized a profit of $30,660 as compared to a net profit of $337,928 for Q1-12, which reflected the completion of the Colombia survey.

Q1-12 to Q4-11 comparison - NXT had survey revenue of $2,815,320 ($nil in Q4-11), SBCE of $67,000 ($50,015 in Q4-11) and survey costs of $1,174,393 ($nil in Q4-11).  Due to the completion of the large Colombia survey in Q1-12, NXT recognized a net profit of $337,928 for Q1-12 as compared to a loss of $1,072,560 for Q4-11.

Q4-11 to Q3-11 comparison - NXT had survey revenue of $nil ($nil in Q3-11), SBCE of $50,015 ($246,000 in Q3-11) and $nil survey costs ($nil in Q3-11).

Q3-11 to Q2-11 comparison - NXT had survey revenue of $nil ($144,650 in Q2-11), SBCE of $246,000 ($18,843 in Q2-11) and $nil survey costs ($43,990 in Q2-11).  The high total SBCE recorded in Q3-11 was due to the large number of  stock options granted in Q3-11, and the fact that 42% of such had immediate vesting.

Q2-11 to Q1-11 comparison - NXT had survey revenue of $144,650 ($nil in Q1-11), SBCE of $18,843 ($29,942 in Q1-11) and survey costs of $43,990 ($nil in Q1-11).

Q1-11 to Q4-10 comparison - NXT recognized $nil survey revenue ($nil in Q4-10) and SBCE of $29,942 ($404,053 in Q4-10).  The $374,111 decrease in SBCE from Q4-10 is attributed to nearly all contractor options being fully vested in Q1-11 and the large expense that was recognized in Q4-10 upon re-pricing of stock options to $0.63 per share.

Q4-10 to Q3-10 comparison - NXT recognized $nil in survey revenue ($nil in Q3-10) and SBCE of $404,053 ($72,899 in Q3-10).  The increase in SBCE was due to a one-time valuation adjustment that occurred when 2,113,204 stock options were re-priced in December 2010 to a new exercise price of $0.63 per share.

	Q3	Q3	2012	2011
	2012	2011	YTD	YTD

Survey revenue	$-	$-	$5,210,183	$144,650

Expenses:
Survey costs	(24,170)	1,846	2,355,877	45,836
General and administrative ("G&A")	1,066,959	786,914	3,151,889	2,234,280
Stock based compensation expense ("SBCE")	78,000	246,000	206,000	294,785
Amortization of property and equipment	29,309	38,978	83,266	114,596
	1,150,098	1,073,738	5,797,032	2,689,497
Other expense (income):
Interest expense (income), net	(1,527)	(2,817)	2,209	(8,345)
Loss (gain) on foreign exchange	68,606	(44,146)	18,211	(23,217)
Oil and natural gas operations	6,583	39	11,345	(1,244)
Other expense	11,423	-	28,510	-
Change in fair value of derivative instruments	158,000	-	167,857	-
	243,085	(46,924)	228,132	(32,806)

Loss before income taxes	(1,393,183)	(1,026,814)	(814,981)	(2,512,041)
Income tax expense	-	-	209,614	-
Net loss for the period	(1,393,183)	(1,026,814)	(1,024,595)	(2,512,041)

SFD® survey operations - survey revenues and expenses for the Q3-12 period reflect $nil for the Mexico project (which commenced in August 2012) under the completed contract basis revenue recognition.  The 2012 YTD total includes survey operations for the Colombia survey project (on four exploration blocks) which was completed in Q1-12,  and for the Argentina and Guatemala projects completed in Q2-12.

G&A expense - even in periods of high survey activity, G&A is a major component of NXT's total expenses. The categories included in G&A expense are as follows:

	Q3	Q3	2012	2011	2012 YTD
	2012	2011	YTD	YTD	net change

Salaries, benefits and consulting charges	$531,074	$397,373	$1,563,411	$1,161,978	$401,433
Board, professional fees, and public company costs	222,801	165,334	563,780	366,432	197,348
Premises and administrative overhead	169,461	133,150	499,527	399,497	100,030
Business development	71,113	49,259	354,246	182,779	171,467
Colombia office	72,510	41,798	170,925	123,594	47,331
Total G&A	1,066,959	786,914	3,151,889	2,234,280	917,609

The $917,609 or 41% increase in G&A expenses for 2012 YTD as compared to 2011 YTD is a combination of several factors, including:

- due to low revenue activity, cost cutting measures in 2010 included a 15% roll-back (which was in place until the end of 2011) on salaries and Board of Director fees.  Also, NXT had a slightly higher headcount of staff and consultants in 2012.

- there was a $197,348 or 54% net increase in public company costs in 2012 which was primarily due to an expansion of investor relations activities.  This was offset by a $114,000 decrease in Board member fees payable, as part of the Company's continuing efforts to reduce costs.

- premises and overhead costs increased by $100,030 or 25% in 2012 primarily due to the expanded staff levels, and new staff recruiting efforts.

- business development expenses (including international conferences, seminars) rose by $171,467 or 94% for 2012, following a significant increase in activity at the end of 2011 in an effort to increase market awareness of and acceptance of the SFD survey technology.

- Colombia office costs increased in 2012 due to the survey activity which was underway there in late 2011, and the removal of the 15% wage roll-back which was in place until December 2011.

For the Q3-12 period, G&A increased by $280,045 or 36% to $1,066,959 as compared to $786,914 for the Q3-11 period.  The reasons for the increase are essentially the same as for the 2012 YTD period (such as expanded activity and staff levels, and removal of the 15% salary roll-back in late 2011).

SBCE - this expense can vary widely in any given quarter, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and or vesting of the options) of the resultant expense.  For the 2011 periods, SBCE was higher due to a large grant of options which occurred in July 2011, a large portion of which had immediate vesting.  Most of the options which were issued in Q3-12 are being amortized over a three year period.

Interest income, net - interest income earned on short-term investments is offset by interest expense incurred on a capital lease obligation for office equipment.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US dollar, Canadian dollar and Colombian peso ("COP").  For example, when the Canadian dollar trades higher relative to the US dollar or COP, cash held in US dollars or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period.  NXT normally holds its cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in US dollar instruments to support performance bond commitments in certain foreign countries.  Also, in Q3-12 the value of net US$ monetary assets decreased slightly, resulting in an unrealized exchange loss on net US$ cash and other working capital items.

Oil and natural gas operations - this includes primarily the non-cash accretion expense related to the ongoing increase in the asset retirement obligation ("ARO") due to the passage of time.  The ARO recorded on NXT's balance sheet reflects the estimated net present value of NXT's net working interest in 8 gross (1.1 net) oil & gas wells in which  NXT had a historical participation prior to 2005.  The ARO is based upon estimates of the future costs (to be settled in approximately 3 years) to abandon, remediate and reclaim the well sites.

Other expense - for 2012, this category includes primarily costs related to intellectual property filings.

Change in fair value of derivative instruments - this new item in 2012 relates to changes in the estimated fair value of the outstanding US$ share purchase warrants (which were issued in Q1-12 and Q2-12), which will be revalued at each quarter end until their exercise and / or expiry in early 2014.  A $158,000 increase in the derivative instruments balance was recorded in Q3-12, based on such inputs as NXT's trailing share price volatility and liquidity.

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions.  Payments made to NXT for services rendered to clients in such countries may be subject to withholding taxes, which are only recoverable in certain circumstances.  During the second quarter of 2012, NXT incurred a 31%  withholding tax on approximately $0.7 million of survey revenue generated in Central America.  Although such taxes can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from this jurisdiction, a full valuation allowance has been provided against this benefit.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q3-12 was $1,801,268.  This excludes a total of $166,152 which is classified on the Balance Sheet as restricted cash, which is required primarily as security for contract performance bonds.  The net increase in restricted cash in 2012 is related to security which was required to be posted for letters of credit (often for a term of 12 to 15 months) that were issued to undertake the Guatemala survey in Q2-12.

While significant progress has been made in 2012 in securing new revenue contracts and expanding our working capital, NXT's ability to continue as a going concern will be dependent upon our success in being able to expand the revenue base to a level sufficient to far exceed G&A expenses, and generate net cash flow from operations.  Equity financings have been used on a limited basis in recent years to supplement working capital as the Company has changed its strategy to focus its efforts on the international oil and gas exploration markets.  Private placement financings totaling US $3.2 million (US $3.0 million net of finders fees incurred) were conducted in March and May 2012 (as further detailed below) to enhance NXT's financial strength and fund its expansion plans.  Risks related to having sufficient working capital to execute existing and potential new contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the survey projects.

Acceptance of NXT's revolutionary technology in the oil & gas exploration industry is expanding - customer success in using SFD® to reduce their exploration time, cost, and risk is growing, and starting to yield repeat business.  In 2011 NXT secured two significant new contracts to conduct SFD® survey projects in Colombia and Guatemala (total of US $4.6 million, of which US $2.9 million was completed in Q1-12 and US $0.7 million was completed in Q2-12) and in Argentina (US $1.65 million, completed in Q2-12).  In Q3-12, NXT commenced a US $5.8 million survey project in Mexico, which is planned to be completed in Q4-12.

In addition, NXT also has a committed revenue contract for US $2.7 million which has the potential to be conducted and completed in South Asia in the Q4-12 or Q1-13 periods, and is in process of negotiating with additional new client prospects.  We project that all survey contracts will be profitable.  Uncertainty as to the timeline from customer interest, through contract negotiation and actual project kick-off and completion, however, puts strain on ongoing planning of capital resources.

In 2011, NXT had limited working capital availability, due to delays in being able to generate new cash flows from awarded, but pending, survey contracts.  In order to enhance our financial resources, in Q1-12 NXT commenced a non-brokered private placement financing (the "Financing") of Units (at $0.75 per Unit), which consisted of one common share plus one common share purchase warrant.

A total of US $3.2 million (US $3.0 million net of finders fees) was raised through four separate closings which occurred from March 7 through May 4, 2012.  This resulted in the issue of 4,258,005 common shares and a total of 4,502,821 warrants (which have an exercise price of US $1.20 and a two year term to expiry) to purchase common shares.

The Company has no secured debt (other than periodic capital lease obligations on office equipment) and due to the private placement financing and the survey revenue contracts, its net working capital has increased significantly in 2012 as follows:

	Total as at	Total as at	net increase
	September 30,	December 31,	(decrease)
	2012	2011	for 2012 YTD
Current assets (current liabilities):
Cash and short term investments	$1,801,268	$1,518,946	$282,322
Restricted cash	118,294	-	118,294
Accounts receivable	3,042,564	122,231	2,920,333
Prepaid expenses and other	187,532	43,105	144,427
Accounts payable and accrued liabilities	(1,040,584)	(1,347,925)	307,341
Current portion of capital lease obligation	-	(8,591)	8,591

Net working capital (deficiency) before the undernoted items	4,109,074	327,766	3,781,308

Additional asset (liability) amounts:
Work-in-progress	1,054,191	1,112,210	(58,019)
Deferred revenue	(2,856,348)	(1,776,496)	(1,079,852)
Fair value of derivative instruments	(577,000)	-	(577,000)
	(2,379,157)	(664,286)	(1,714,871)

Net	1,729,917	(336,520)	2,066,437

The derivative instruments relate to the estimated fair value of the warrants (which have a US$ exercise price) which were issued in the private placement financings in March and May 2012.  This liability is adjusted to its estimated fair value at each period end (until expiry of the warrants by May 2014), based on the number of warrants outstanding, but does not require any ongoing outlay of cash.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed.  Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods.  Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts.

Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end for the uncompleted contracts.

The WIP and deferred revenue balances as at September 30, 2012 are related almost entirely to the Mexico project, while the comparative totals as at December 31, 2011 were related  primarily to the four block Colombia survey project, which was completed in January 2012.

The decreased total of accounts payable and accrued liabilities at Q3-12 as compared to Q4-11 is largely due to the timing of survey projects, and the related timing of payment of the related costs incurred.  Also, the Q4-11 total included approximately $282,000 for accrued wages and Board of Director fees that were paid in Q1-12.

The following summarizes NXT's net cash flows:

Cash flows from (used in):	Q3-12	Q3-11	2012 YTD	2011 YTD

Operating activities	$(1,590,274)	$(555,279)	$(2,798,807)	$(2,179,047)
Financing activities	-	10,210	3,203,443	1,492,646
Investing activities	(256,816)	249,161	(429,435)	936,342
Net source (use) of cash	(1,847,090)	(295,908)	(24,799)	249,941
Cash, start of the period	3,331,237	1,010,432	1,508,946	464,583
Cash, end of the period	1,484,147	714,524	1,484,147	714,524

As shown above, cash balances decreased in Q3-12 by $3,331,237 (and decreased by $24,799 for 2012 YTD) to $1,484,147 at September 30, 2012.  Further information on the net changes in cash, by Operating, Financing, and Investing activities, is as follows:

Operating Activities	Q3-12	Q3-11	2012 YTD	2011 YTD

Net loss for the period	(1,393,183)	(1,026,814)	(1,024,595)	(2,512,041)
Add back non-cash items	266,289	285,855	460,018	412,013
	(1,126,894)	(740,959)	(564,577)	(2,100,028)
Decrease (increase) in non-cash working capital balances	(463,380)	185,680	(2,234,230)	(79,019)
Net cash from (used in) operating activities	(1,590,274)	(555,279)	(2,798,807)	(2,179,047)

Financing Activities

●	overall net cash source of $3,203,443 for 2012 YTD and $nil for Q2-12.
●	a private placement financing of units (US $3.2 million gross proceeds)which had closings in March and May resulted in net proceeds to NXT of $2,886,024, of which $863,178 was in Q2-12.
●	$278,760 was realized (all in Q1-12) from proceeds on exercise of common share purchase warrants that were issued in February 2011.
●	stock option exercise proceeds were $47,250 (all in Q1-12).
●	repayment of a capital lease obligation totaled $8,591 ($nil for Q3-12)

Investing Activities

●	overall net cash use of $429,435 ($256,816 for Q3-12)
●	use of $307,121 to purchase short-term investments.
●	a net cash outflow of $92,017 ($50,198 net inflow for Q3-12) arose from a net increase in restricted cash balances which have been issued primarily as security for contract performance bonds.
●	$30,297 ($9,893 for Q3-12) was used for purchases of office and other equipment.

Financing Transactions in 2012

●
In March 2012, NXT closed a non-brokered private placement of units (the "Units") of the Company for gross proceeds of US $2,216,005 (the "Financing").  Each Unit was issued at a price of US $0.75 and consisted of one common share and one common share purchase warrant (a "Warrant").

Each Warrant entitles the holder thereof to purchase one additional common share of NXT at an exercise price of US $1.20 for a term of two years.  NXT has the option to call for acceleration of the expiry (the “Acceleration”, which was subject to a maximum of 50% in the first 6 months after issuance) of the Warrants if it issues a press release advising that its common shares have traded in excess of US $1.50 for 20 consecutive trading days on the US OTCBB Exchange.  Any Warrants subject to such Acceleration shall expire 30 days after notice.

NXT paid finder’s fees totaling US $121,812 and issued a total of 162,416 finder’s warrants (which have the same terms as the Warrants noted above) on this Financing.  The Financing was priced in US $ as it was expected that the majority of investor interest would be with US subscribers.

●
In Q2-12 (on May 4, 2012), NXT had an additional, fourth closing of this Financing (at a rate of approximately Cdn $0.9991 per US$), under the same terms as noted above, for gross proceeds of US $977,500.  The cumulative effect of the closings in March and May, 2012 for the Financing was as follows:

	March,	May 4,
	2012	2012	Total

Proceeds (in US $)	$2,216,005	$977,500	$3,193,505

Proceeds, net of finders fees (in US $)	2,094,193	915,700	3,009,893

Number of common shares issued	2,954,672	1,303,333	4,258,005

Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder's warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

The Warrants, if they were to be exercised in full before their expiries in 2014 (March 7 through May 4), would yield additional proceeds to NXT of US $5,403,385.

Contractual Commitments

NXT has an operating lease commitment on its Calgary office space for a term through April 30, 2015 at a minimum monthly lease payment of $26,138 (including estimated operating costs).  As at September 30, 2012, the estimated remaining minimum annual lease commitment is as follows:

for the	total minimum
year ending	lease
December 31	payments
2012	$83,864
2013	313,653
2014	313,653
2015	104,551
815,721

NXT currently does not own any aircraft used in its' survey operations, but has in place an agreement, which has been extended for one year to January, 2013, to utilize a minimum annual volume of aircraft charter hours.  NXT has met the terms of this charter agreement for the current year.

Transactions with Related Parties

Officers of the Company subscribed for a total of $40,000 of the February 2011 private placement financing and a total of US $40,000 of the March & May 2012 private placement financings.
In the Q3-12 period, NXT issued to Directors & Officers of the Company a total of 830,000 stock options, with an exercise price of $0.86 per share, and a term of 5 years.  In addition, two Directors of NXT surrendered for cancellation a total of 140,000 stock options, which had an exercise price of $0.63 per share, and an expiry date of December 12, 2012.

Additional Disclosures - Outstanding Securities

		as at	as at	as at
	exercise	November 27,	September 30,	December 31,
	price	2012	2012	2011
Shares issued:
Common shares		39,554,959	39,554,959	34,757,396
Preferred shares		10,000,000	10,000,000	10,000,000
Common shares reserved for issue re:
Stock options		3,130,600	3,130,600	2,473,100
Common share purchase warrants (expire March 7 to May 4, 2014)	$US 1.20	4,502,821	4,502,821	-
Common share purchase warrants (expired February 16, 2012)	$ 0.60	-	-	2,645,920

Total, fully diluted		57,188,380	57,188,380	49,876,416

Critical Accounting Estimates

Apart from the derivative instruments discussed in the Financial Instruments section below, the factors are substantially unchanged; refer to NXT's annual MD&A as at and for the year ended December 31, 2011.  The following should also be noted:

Revenue Recognition
Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis.  This method of revenue recognition is deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired data has little value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological & geophysical staff.

All funds received or invoiced in advance of completion of the contract is reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet.  Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost.  Survey cost does not include any amortization or depreciation of property and equipment.

Changes in Accounting Policies Including Initial Adoption

Factors are substantially unchanged; refer to NXT's annual MD&A as at and for the year ended December 31, 2011.

Financial Instruments

In Q1 and Q2 2012, NXT conducted a private placement financing, which included the issuance of common share purchase warrants which have a US dollar exercise price.  As these warrants are denominated in a currency other than the Company's Canadian $ functional currency, they are classified as a "derivative instruments" under US GAAP.  These derivative instruments are considered to be a Financial Instrument, and will be recorded on a fair value basis ($577,000 as at September 30, 2012) at each period end.  The Company has no other outstanding Financial Instruments, such as foreign currency hedges.

The warrant valuation has been classified as level III in the fair value hierarchy as it has been determined using valuation based on both  observable and unobservable market data.  The warrants were valued using a Black Scholes model, as well as a discount for potential dilution impact upon exercise of the warrants and NXT's low stock market liquidity.

The Company has no other Financial Instruments that are recorded at fair value.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

Future Operations
NXT is still in the early stages of commercializing its SFD® technology.  Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services.  Management recognizes that this early commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty.  The Company has an extensive prior history of generating net losses and a shortage of working capital.  The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

International operations
NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before.  This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft
NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter hire arrangements.  Charter operators provide the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs).   NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours.  NXT is thus exposed to potential financial penalty in the event that it fails to fulfill the minimum annual charter hours commitment.

Management and staff
NXT's success is currently largely dependent on the performance of a limited group of senior management, Directors, and staff.  The loss of the services of any of these persons could have an adverse effect on our business and prospects.  There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate our business.

Reliance on specialized equipment, and the protection of intellectual property
NXT currently has a limited number of SFD®  survey sensors which are used in survey data acquisition operations.  In addition, there is potential risk that the equipment could become destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property.  The costs of legal defence of our rights to the SFD® technology could be very expensive.

Volatility in oil and natural gas commodity prices may affect demand for our services
NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices.   As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices.  The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined, however, in general if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline.

Foreign currency fluctuations
NXT generally bills its revenues in US $, and as such frequently holds cash in both Canadian as well as in US dollars, and is thus exposed to foreign exchange fluctuations on its US $ funds.   Additionally, most of our operating expenses are incurred in Canadian dollars.  We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks.

Interest rate fluctuations
NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates.  Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Related party transactions
NXT may periodically enter into related party transactions with its Officers and Directors.   The most significant related party transaction was a "Technical Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the acquisition of the SFD® technology.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders.  NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors.  Five of the six current Directors are independent.  All transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

As a TSX Venture Exchange listed issuer, NXT is not required to certify the design and evaluation of its DCP and ICFR and has not completed such an evaluation as at September 30, 2012.  Further, the inherent limitations on the ability of the Responsible Officers to design and implement on a cost effective basis DCP and ICFR for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports  provided under securities legislation.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.